UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2022
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Appointment of Director to Board of Directors of Origin Agritech Limited

Dr. Shaojiang Chen, 58, joined the Board of Directors of Origin Agritech Limited (“Company”) as an independent board member, effective November 1, 2022.

Dr. Chen is currently a professor at the China Agricultural University, Agronomy College, where he has been teaching since 2000. During 2017 to 2022, Dr. Chen also served as the Director at the Maize Breeding Engineering Center of the MOE, and has served as the Vice Director at the National Maize Improvement Center of China. Dr. Chen is widely published on many topics relating to fertilization and corn plant genetics. He also worked on a Sino-German Program at the University of Hohenheim, Germany from 2003 to 2013.

Dr. Chen has a BA from Henan Agricultural University in Agronomy, a MSc in Crop Genetics and Breeding from Henan Agricultural University, and a PhD in Crop Genetics and Breeding, from Northeast Agricultural University.

Resignation of Mr. Rong Chen

Mr. Rong Chen resigned, as of March 31, 2022, as an independent director of the Company to pursue other business and personal endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: December 8, 2022